SUNSET SUITS HOLDINGS, INC.

May 14, 2009

Damon Colbert
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re: Sunset Suits Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2008 (Commission File No. 333-152149)**

Dear Mr. Colbert:

On behalf of Sunset Suits Holdings, Inc. ("*Sunset Suits*" or the "*Company*"), we hereby submit Sunset Suits' responses to the comments of the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") delivered to the Company on August 1, 2008, following the filing of the above referenced Registration Statement on Form S-1 (the "*S-1*").

For the convenience of the Staff, a restatement of the Staff's oral comment is included and is followed by the corresponding response of Sunset Suits. References in this letter to "we," "us" and "our" refer to Sunset Suits unless the context indicates otherwise.

General

1. Based on the first sentence under your logo on the cover page of the prospectus and on the last sentence of the "Plan of Distribution" section, it appears that your common stock will be offered on a delayed or continuous basis. As it appears that Rule 415 under the Securities Act of 1933 is applicable to your transaction, please check the appropriate box on the cover page of the registration statement, and, to the extent necessary, revise your registration statement accordingly. See Form S-1.

Sunset Suits' response: We have revised the registration statement to check the appropriate box on the cover page indicating the common stock will be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

2. Please define "EIU" and other acronyms the first time you use them in the prospectus. Also, please provide a brief description in the prospectus of Gfk Polonia and any other entity on which you rely for statistical information.

Sunset Suits' response: We have revised the registration statement to define the acronym "EIU" the first time it is used. We have also revised the registration statement to include a brief description in the prospectus of Gfk Polonia and its statistical information services.

3. Please revise the cover page to briefly describe the factors considered in setting the price at $3.12. We note the reference to "last private sales price" in the footnotes to the calculation of registration fee table. See Item 505 of Regulation S-K and Item 5 of Form S-1.

Sunset Suits' response: We have revised the S-1 to include the factors considered in setting the offering price at $3.12.

Back Cover Page of Prospectus

4.   Please provide the disclosure required by Item 502(b) of Regulation S-K. See Item 2 of Form S-1.

Sunset Suits' response: We have included the disclosure required by Item 502(b) of Regulation S-K on the back cover page of the Prospectus.

Summary

5.   Please revise to disclose the approximate value of the 17 additional stores to be transferred to the registrant for "nominal consideration." Please clarify the other material terms of the arrangement and briefly explain why the stores will not be acquired for value.

Sunset Suits' response: We have revised the disclosure to state that the aggregate payment for these 17 stores was $1,000. Mr. Kranik agreed to sell these stores for nominal consideration based on the valuation of the Company as agreed to by the investors in the private placement. The valuation agreed to by the investors assumed that the 17 stores were a part of the Company, though Mr. Kranik was unable to transfer these stores to the Company prior to the closing of the private placement. Accordingly, Mr. Kranik agreed to sell the stores to the Company following the close of the private placement for $1,000 in exchange for consummating the private placement at a price per share that contemplated the inclusion of the 17 stores.

Risk Factors, page 8

6.   In your second risk factor, you state that your "substantial indebtedness could have important consequences, including ... placing us at a competitive disadvantage compared to our less leveraged customers." Please explain to us how "less leveraged customers" could affect you.

Sunset Suits' response: We have revised this risk factor to correctly state "substantial indebtedness could have important consequences, including ... placing us at a competitive disadvantage compared to our less leveraged *competitors.*"

7.   Please add a separate risk factor for "the past due social security obligations of Mirosław Kranik, for which Sunset Suits, Fashion Service and Mirosław Kranik are jointly and severally liable."

Sunset Suits' response: We have revised the risk factor section to include a separate risk factor addressing the past due social security obligations of Mirosław Kranik, for which Sunset Suits, Fashion Service and Mirosław Kranik are jointly and severally liable.

8.   Please revise the first risk factor on page nine to identify the "certain assets."

Sunset Suits' response: We have revised this risk factor by adding the following sentences after the current first sentence: "The assets received by Sunset Suits include Sunset Suits, a network of Sunset Suits retail stores in Poland, know-how, and equipment of those retail sales outlets. The assets received by Fashion Service include the garment manufacturing facility in Śrem, Poland (including both land and improvements), fixed assets, intangibles and inventory."

9.   We note the following disclosure on page 1 of the prospectus: "Because we concentrate on men's

business attire, which is characterized by infrequent and more predictable fashion changes, we believe that we are not as exposed to trends typical of more fashion-forward apparel retailers, where significant markdowns and promotional pricing are more common." Please reconcile your risk factor on page 11, "We may not be able to respond to changing fashion and retail trends in a timely manner ...," with your disclosure on page 1.

Sunset Suits' response: We have revised the prospectus to reconcile the disclosure and risk factor referenced in this comment.

Market for Common Equity and Related Stockholder Matters, page 15

10. Please provide the disclosure required by Instruction 3 to Item 201 of Regulation S-K.

Sunset Suits' response: Our current disclosure states that "As of July 2, 2008, there were approximately 527 stockholders of record of our common stock." We believe that this disclosure complies with Instruction 3 to Item 201 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview, page 15

11. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33.- 8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Sunset Suits' response: We have revised the MD&A to include disclosure as indicated in the Staff's comment above.

12. Your disclosures indicate your primary focus during 2006 and 2007 has been to increase sales of apparel. Please expand this discussion to describe the company's decrease in sales outlets over the past two years, as noted in your first risk factor at page 8. Reconcile this decrease in sales outlets with the significant growth experienced in the Polish clothing marketing that you referenced in the second bullet under "Principal Factors Affecting Our Financial Performance" on page 16.

Sunset Suits' response: We have expanded the disclosure throughout the MD&A to explain our current focus of growth and expansion and the relation to the growth of the Polish clothing market.

Principal Factors Affecting Our Financial Performance, page 16

13. We note that you have entered into an agreement to acquire 17 additional retail stores outside of Poland. Related to this planned acquisition of stores from your significant stockholder and chief executive officer, please address the following:

a) Expand your disclosures to describe the amount of nominal consideration you expect to pay to Mr. Kranik.

Sunset Suits' response: We have revised this discussion to include disclosure that the nominal consideration is $1,000.

b) Describe for us the background of these stores, including how they were developed and what products they market.

Sunset Suits' response: Subsequent to the filing of the original S-1, the number of additional stores to be transferred has increased from 17 to 19. No additional consideration was paid due to the opening of the two additional stores. These stores are Sunset Suits-branded stores, not owned or operated by Sunset Suits, but rather are owned and operated through four local companies in the following countries: Lithuania (4 stores), Latvia (3 stores), Estonia (1 store) and the Czech Republic (11 stores). All of these local companies were incorporated prior to the incorporation of Sunset Suits (July 19, 2006). The Czech company is the oldest, having been incorporated in 1999 and the first retail sales outlets in the Czech Republic having opened in 2001. The remaining companies (in Lithuania, Latvia and Estonia) were incorporated during 2004-2005, and the first retail sales outlets in each of these countries were opened in the same period. As of December 31, 2008, each of these companies were wholly-owned by Mr. M. Kranik, with the exception of the Czech company, in which his wife, Ms. E. Ligocka-Kranik, holds 1 share. These stores offer substantially the same products as do Sunset Suits' Polish retail sales outlets. As with the Polish retail sales outlets, nearly all of the products sold in these additional stores is sourced from Fashion Service. On January 22, 2009, the shares in the local company in Latvia were transferred by Mr. M. Kranik to Sunset Suits Holdings, Inc. It is anticipated that the shares in the local companies in the remaining countries will be transferred before the end of the second quarter in 2009.

c) Tell us whether the 17 additional retail stores have been included in your combined consolidated financial statements.

Sunset Suits' response: The 17 (now 19) additional retail stores have not been included in the combined consolidated financial statements of the company.

d) Explain to us how you considered the provisions of FIN 46R in determining whether you should consolidate the 17 stores.

Sunset Suits' response: We determined that the network of 17 (now 19) foreign stores ("the network"), organized into four legal entities, being under control of Mr. Mirosław Kranik should not be considered as variable interest entities through the analysis of relationships between the Company and its Subsidiaries Sunset Suits S.A. and Fashion Service Sp. z.o.o. (the "Group") and the network. We determined that FIN-46R does not apply to the consolidated financial statements at December 31, 2008. Principally, FIN-46R does not give a reason for consolidation of a the network as of December 31, 2008 because the Group does not possess a variable interest in the network since: (i) no subordinated financial support is provided by the Group to the network (especially there are no forms of financing, guarantees (express or implied) or warranties are provided to the Group); (ii) the Group has no direct or indirect ability through voting rights or similar rights to make decisions about an network activities; (iii) the Group does not have the obligation to absorb the expected losses of the network; (iv) the Group has no obligations to absorb expected losses and rights to receive expected residual returns related to the network; (v) the network activities are not conducted on behalf of any entities being the part of the Group. The only business relations that relate the Group with the network is a client/customer relationships and through the person of our majority shareholder Mr. Mirosław Kranik. The assessment that there are no implied guarantees of the debt

of the entities is based on the fact that none of the four entities has debt for which Mr. Kranik has provided personal guarantees. Mr. Kranik would not thereby be motivated to cause the Group to provide additional support to the entities to repay the debt if it could not otherwise be repaid. In addition, the equity capital provided to the entities by Mr. Kranik was not provided by distributions or other payments made by the Group to Mr. Kranik, but rather from either income of funds from sources other than the Group or from unspent income from Group sources accumulated by Mr. Kranik over a long period of time.

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e) Tell us if Mr. Kranik owns other stores that are not consolidated by Sunset Suits for which Sunset Suits Holdings, Inc. and its subsidiaries participate in the stores' economic performances. Tell us whether Sunset Suits Holdings or any of its predecessor companies have made payments to or on behalf of any non-consolidated stores or businesses.

Sunset Suits' response: Mr. Kranik does not own any other stores that are not consolidated by Sunset Suits for which Sunset Suits Holdings, Inc. and its subsidiaries participate in the stores' economic performances. None of Sunset Suits Holdings or any of its predecessor companies have made payments to or on behalf of any non-consolidated stores or businesses.

f) If you conclude that you should not consolidate the stores under US GAAP, provide pro forma financial statements in accordance with Article 11 of Regulation S-X to the extent the acquisition is significant. Provide us with your analysis of the significance of the acquisition under Rule 1-02(w) of Regulation S-X.

Sunset Suits' response: We have concluded that pro forma financial statements are not required. We have attached as Schedule A to this letter our analysis of the significance under Rule 1-02(w) of Regulation S-K.

Results of Operations, page 16

14. Please revise your discussion of prior period financial results to better explain the underlying effects of period to period fluctuations in each caption noted. For example, you indicate that 60% of the year over year increase in revenues from fiscal year 2006 to 2007 is attributable to the value of the PLN compared to the USD, while the remaining 40% of the increase results from an increase in total sales. Enhance your disclosures to describe the underlying reasons why sales increased year over year from fiscal 2006 to 2007. In addition, provide analysis for the improved gross margins from fiscal 2006 to 2007, and the corresponding deterioration of such margins in first quarter 2008. Analyze your revenues and gross margin by segment (i.e., Wholesale and Retail). To the extent you have provided rationale for a fluctuation, please quantify the impact of such amount. For example, you indicate that the increase in administrative costs is partially the result of an aggregate increase in management compensation; however, no quantitative measure of such partial impact is provided. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Sunset Suits' response: We have expanded the discussion of our results of operations to address the Staff's comment above.

Liquidity and Capital Resources, page 19

15. Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the

major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

Sunset Suits' response: We have expanded the discussion of our liquidity and capital resources to address the Staff's comment above.

16. Please revise to disclose any material failures to repay debt or meet the company's obligations as they become due. We note, for example, "overdue principal USD 33,25180" in Exhibit 10.8 and what appears to reference a previous "failure to repay the debt in the installments and at the times specified ..." in Exhibit 10.9.

Sunset Suits' response: Exhibits 10.8 and 10.9, as mentioned in the Comment above, relate to the failure of Men's Fashion and Mirosław Kranik to repay loans, which failure occurred before the incorporation of Sunset Suits S.A. (July 19, 2006) and Fashion Service Sp. z o.o. (November 29, 2007).

Exhibit 10. 8 is annex No. 2 dated January 31, 2006, to the preferential loan agreement of December 30, 1997, between Men's Fashion, Mirosław Kranik and BWE S.A. The annex provides for outstanding payments of Mirosław Kranik as of January 31, 2006, due to the bank under the loan agreement, and conditions of their repayment.

Similarly, Exhibit 10. 9 is the annex No. 3 dated January 31, 2006, to the investment loan agreement of April 12, 1998, between Men's Fashion, Mirosław Kranik and BWE S.A. bank. The annex provides for outstanding payments of Mirosław Kranik as of January 31, 2006, due to the bank under the loan agreement and the conditions of their repayment.

Fashion Service Sp. z o.o. became jointly and severally liable for repayment of loans under these loan agreements as a consequence of the transfer of these agreements from Men's Fashion Mirosław Kranik to Fashion Service Sp. z o.o. as a part of the in-kind contribution (i.e. an organized part of Men's Fashion and Mirosław Kranik).

Financing Activities, page 20

17. We note that you plan to pay down your debt in the near future. Please disclose how much debt you intend to re-pay and how you plan to generate the funds to make the payment.

Sunset Suits' response: We have expanded our disclosure under the heading "Principal Factors Affecting our Liquidity" to state that we plan to re-pay approximately $6 million of long term notes by 2013.

18. We note on page 20 that you believe your currently available working capital, after receiving the aggregate proceeds of your capital raising activities, should be adequate to sustain your operations at your current levels through at least the next twelve months. We further note on page F-3 that your current liabilities exceed current assets by $17,660 and you received proceeds from the May 21, 2008, private placement of only $13,432 thousand. Additionally, you did not generate positive cash flows from operations during the three months ended March 31, 2008. In light of your working capital deficit and negative cash flows from operations, please discuss in your MD&A the reasons why you believe that you have adequate working capital to sustain your operations for the next twelve months.

Sunset Suits' response: We have expanded our disclosure under the heading "Principal Factors Affecting our Liquidity" to address the Staff's comment above regarding our available working capital.

Loan Facilities, page 20

19. Please disclose the total outstanding loan balance in U.S. dollars as of the most recent practicable date. Also, please revise to briefly describe material terms of the agreements, such as undertakings with respect to minimum working capital, fixed assets or equity levels, encumbrances, and guarantees from individuals.

Sunset Suits' response: We have revised our disclosure to include the total outstanding balance as of the most recent practicable date and the material terms of our loan agreements. A table disclosing this information is located on Schedule B attached to this letter.

20. We note the statement on pages F-17 and F-36 that you have "no credit facilities." We also note the discussion of your credit facilities on page 19 and elsewhere. Please revise to reconcile the apparent inconsistency.

Sunset Suits' response: We have removed the statement on pages F-17 and F-36 that we have "no credit facilities."

Obligations Under Material Contracts, page 22

21. We note that you paid HFG a fee of $555 thousand. Please expand your MD&A to describe where you presented the fee in your consolidated statements of operations.

Sunset Suits' response: The consolidated statement of operations found in the MD&A addresses end of year and first quarter results as the registration statement was filed during the first quarter of 2008. The transaction in question, a payment of a $555,000 fee to HFG, was completed during the second quarter of our fiscal year and thus was not addressed in the consolidated statement of operations found in the MD&A section at the time the registration statement was filed. We have expanded our MD&A in the current Amendment to address the fee paid to HFG.

Our Corporate History, page 27

22. Please revise to provide a graphical description of the ownership structure of the company demonstrating the ownership of holding companies and the interests of original and subsequent shareholders, such as Halter's 80% interest and the 455 creditors' 20% interest in the public shell company.

Sunset Suits' response: The Corporate Structure and History section of the registration statement was revised to include a graphical description illustrating the company's ownership of holding companies and the interests of original and subsequent shareholders, including HFG's 80% ownership interest and 455 unsecured debt holders' 20% ownership interests.

23. In this regard, please revise the first paragraph under "Acquisition of Sunset Suits and Related Financing" on page 28, the summary, and where appropriate to clarify the ownership of the different blocks of "former stockholders," Halter Financial, and the private placement investors. For example, it is unclear if the 49% refers to the 455 holders of unsecured debt, original stockholders of the operating entity, or the investors in the $16 million private placement.

Sunset Suits' response: We have revised the Registration Statement to clarify the ownership structure following the reverse acquisition and the private placement. The 49% refers only to the original stockholders of the operating entity.

Acquisition of Sunset Suits and Related Financing, page 28

24. We note in the first paragraph of page 29 that you are under contractual obligation to register the shares of your common stock within a pre-defined period. Please describe this contractual obligation in more detail. In this regard, describe the pre-defined period and the penalties to you if you fail to register the shares within the pre-defined period. Disclose in the footnotes to your financial statements any registration rights agreements, and provide the disclosures set forth in paragraphs 12 of FSP EITF 00-19-2 to the extent applicable.

Sunset Suits' response: The contractual obligation to register the shares of our common stock covered by the Registration Statement are set forth in Section 4.2 of the Securities Purchase Agreement attached as Exhibit 10.1 to the Registration Statement. Pursuant to Section 4.2 of the Securities Purchase Agreement, while we are obligated to use commercially reasonable efforts to have the Registration Statement declared effective within 135 days of the initial filing of the Registration Statement, there are no pre-determined penalties or liquidated damages for failure to do so.

Our Business, page 29

Our Competition, page 31

25. In your disclosures included under the caption 'Sales and Marketing' you indicate the company operates in the medium price sector, or the `lower-medium' segment. The majority of your competition described at page 31 and included in the table at pages 32-33 is comprised of designers and distributors of men's formal clothing operating in the medium or upper price segment. Please add disclosure to describe why you believe these entities represent your most significant competition, given the differing price points in which you operate.

Sunset Suits' response: We have revised the registration statement to include disclosure that we do not have any significant competitors in the lower-medium price segment of the Polish men's fashion industry. Therefore, we deem our primary competitors to consist of entities in the medium-upper price segments.

Properties, page 36

26. Please revise this section to reflect the number of retail sales outlets in Poland as of May 31, 2008, which you state on page 1 of the prospectus.

Sunset Suits' response: We have revised this section of the registration statement to reflect 90 domestic retail stores located in Poland and operated by the company. We have revised the table of our retail outlets accordingly:

CITY	NUMBER OF OUTLETS
Warszawa	8
Wroclaw	7

Kraków	**4**
Bydgoszcz	**3**
Opole	**3**
Plock	**3**
Poznań	**3**
Rzeszów	**3**
Sosnowiec	**3**
Szczecin	**3**
Biala Podlaska	**2**
Bialystok	**2**
Bielsko Biala	**2**
Częstochowa	**2**
Gdańska	**2**
Gdynia	**2**
Gliwice	**2**
Kielce	**2**

Koszalin	**2**
Radom	**2**
Rybnik	**2**
Slupsk	**2**
Toruń	**2**
Zabrze	**2**
Zielona Góra	**2**
Bytom	**1**
Chelm	**1**
Cieszyn	**1**
Dąbrowa Górnicza	**1**
Gorzów Wielkopolski	**1**
Jelenia Góra	**1**
Katowice	**1**
Kluczbork	**1**
Legnica	**1**
Lublin	**1**
Luboń	**1**
Lódz	**1**
Mikolów	**1**

Pila	**1**
Pisaeczno	**1**
Pulawy	**1**
Racibórz	**1**
Rumia	**1**
Slubice	**1**
Śrem	**1**
TOTAL	**90**

Regulation, page 38

27. We note the following statement: "Our current business operations are not subject to any material regulations other than those relating to Polish labor and occupational safety regulations." Please provide the disclosure required by Item 101(h)(4)(ix) of Regulation S-K.

Sunset Suits' response: We have revised the registration statement to remove the qualification regarding Polish labor and occupational safety regulations, as the regulations do not have a material impact on our business operations.

Our Employees, page 38

28. Please disclose the total number of employees, in addition to the number of full time employees. Sec Item 101(h)(4)(xii) of Regulation S-K.

Sunset Suits' response: We have revised the registration statement to include the following table which discloses the total number of employees and the total number of full time employees:

	SUNSET SUITS S.A.			FASHION SERVICE			Total		
	Total	Full Time Employees	Part Time Employees	Total	Full Time Employees	Part Time Employees	Total	Full Time Employees	Part Time Employees
RETAIL OUTLETS	418	394	24	-	-	-	418	394	24
ADMINISTRATION	43	39	4	-	-	-	43	39	4
PRODUCTION	-	-	-	299	295	4	299	295	4
TOTAL	461	433	28	299	295	4	760	728	32

Management, page 39

29. Please provide the disclosure required by Item 401(e)(1) of Regulation S-K for Bogdan Zegar; we note that the period from December 2005 to May 2006 is not addressed.

Sunset Suits' response: We have revised the disclosure in the Registration Statement to include employment information for Mr. Zegar for the period between December 2005 and May 2006.

Executive Compensation, page 40

Summary Compensation Table -- 2007 and 2006, page 40

30. We note your statements in the second and third footnotes to the table regarding the "annual, long

term and other compensation shown in this table." Please tell us which part of your tabular disclosure shows annual, long term and other compensation, or revise your footnote or tabular disclosure accordingly.

Sunset Suits' response: We have revised the disclosure in the second and third footnotes to the Summary Compensation Table to remove the reference to annual, long term and other compensation.

Transactions with Related Persons, Promoters and Certain Control Persons; Director Independence, page 41

31.   We note the following statement:

The following includes a summary of transactions since the beginning of the 2007 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation").

Please revise this section to provide information for the time period specified in Instruction 2 to Item 404(d) of Regulation S-K. In this regard, we note, for example, the stock purchase and transfer agreements with Mr. Kranik, Exhibits 10.4 and 10.5.

Sunset Suits' response: Our amendment to the S-1 was filed after the end of the 2008 fiscal year, therefore the time period as specified in Instruction 2 to Item 404(d) of Regulation S-K is presented correctly therein. We have also specifically included summaries of the purchase and transfer agreements with Mr. Kranik found at Exhibits 10.4 and 10.5.

32.   Please revise this section so that it fully complies with Item 404(a) of Regulation S-K. See Item 404(d)(l) of Regulation S-K.

Sunset Suits' response: We have revised this section to fully comply with Item 404(a) of Regulation S-K.

Promoters and Certain Control Persons, page 42

33.   With a view to disclosure, provide an analysis regarding Timothy Halter's status as a promoter and control person within the last five years.

Sunset Suits' response: Halter Financial Group, of which Tim Halter is the Chairman, provides financial advisory and consulting services to companies seeking to go public in the United States through the reverse merger process. Halter Financial Group is typically the controlling shareholder of the shell companies participating in such reverse merger transactions. Mr. Halter served as the sole director of SMSA III Acquisition Corp., our predecessor company, prior to the reverse merger that was consummated on May 8, 2008. Mr. Halter was not, in any way, involved in the founding and organizing of the business or enterprise of Sunset Suits Holdings, Inc. nor did Mr. Halter receive consideration of services or property equal to 10 percent or more of any class of securities of Sunset Suits Holdings, Inc. or 10 percent or more of the proceeds from the sale of the securities of Sunset Suits Holdings, Inc. in connection with the founding and organizing of its business or enterprise.

Principal and Selling Stockholders, page 42

34. Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Sunset Suits' response: We have revised the registration statement to include a footnote to the selling stockholders chart stating unless otherwise indicated, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Description of Capital Stock, page 49

35. Please remove the statement: "All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable."

Sunset Suits' response: We have revised the registration statement to delete the statement "All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable."

Experts, page 54

36. We note that you refer to the "financial statements of Sunset Suits." We also note that on page 5 you define the term "Sunset Suits" as your wholly owned subsidiary Sunset Suits S.A. Please revise this section so that it is consistent with Exhibit 23.1 to the registration statement.

Sunset Suits' response: We have revised this section of the registration statement to refer to Sunset Suits Holdings, Inc.

Sunset Suits S.A.
Fashion Services SP. Z O.O.
Sunset Suits Men's Fashion-Moda Meska

US GAAP Combined Financial Statements

For the Three Months Ended March 31, 2008, page F-2

37. Indicate on the face of the financial statements which periods are unaudited.

Sunset Suits' response: While we are not filing any periodic financial statements in Amendment No. 1 to the S-1, we will clearly indicate on the face of our financial statements which periods are unaudited in future filings.

Combined Balance Sheets, page F-3

38. Please tell us how your change in accounts receivable from December 31, 2007 to March 31, 2008 is reflected in your Statement of Cash Flows. If the company incurred significant bad debt expenses, please enhance your disclosures to describe such circumstances.

Sunset Suits' response: While we are not including unaudited periodic financial statements in Amendment No. 1 to the S-1, our consolidated financial statements for the years ended December 31, 2008 and 2007 do not contain significant bad debts expenses incurred in the periods discussed. The

proper revisions to operating cash flow have been made. The change of accounts receivables presented in the balance sheet now reconciles to the change presented in the cash flow, provided that there is also an impact from due to fluctuations in foreign exchange rates.

Note 1. Organization and Basis of Preparation of Financial Statements

Principles of Combination, page F-8

39. It appears that the financial statements of Sunset Suits should be consolidated, not combined, with the financial statements of Fashion Service and Men's Fashion for all periods presented, as Sunset Suits gained control over Fashion Service and Men's Fashion on February 3, 2007 and January 28, 2008, respectively, through its share issuances to Mr. Kranik. In other words, the presentation of historical financial statements of the operating entities after a series of recapitalizations should still be considered a consolidated presentation. Please note paragraphs D11-D14 of SFAS 141 and revise your disclosures at Note 1 accordingly. While the provisions of SFAS 141 do not consider the transfer of net assets between entities under common control to be a business combination, the guidance set forth in paragraphs D11-D14 of SFAS 141 apply. Eliminate references to APB 16.

Sunset Suits' response: We agree with the Staff's comment and, while we are not including unaudited periodic financial statements in Amendment No. 1 to the S-1, our consolidated financial statements for the years ended December 31, 2008 and 2007 reflect this change.

40. We note your statement that you present the financial statements in conformity with US GAAP with one justified departure from GAAP concerning recognition of tangible and intangible fixed assets at deemed cost. Please revise your document to provide financial statements that contain no departures from U.S. GAAP. Refer to Rule 4-01 (a)(1) of Regulation S-X for additional guidance. Provide the disclosures set forth in paragraph 26 of SFAS 154 to the extent applicable.

Sunset Suits' response: The inclusion of the one justified departure was in error. While we are not including unaudited periodic financial statements in Amendment No. 1 to the S-1, our consolidated financial statements for the years ended December 31, 2008 and 2007 do not contain this error.

Note 9, Income and Other Tax Payables, page F-15

41. We note your disclosures in the final paragraph of Note 9 describing the Health Care Chamber decision dated May 12; 2008. Confirm that the health care tax payable of $3,173 thousand is recorded as a liability on. December 31, 2008, but not on March 31, 2008. It appears to us that the liability has not been extinguished for financial reporting purposes despite the decisions of the Health Care Chamber. Tell us why the liability does not remain attributable to you, and thus, should not be included in the combined financial statements. Please cite any applicable guidance upon which you have relied in determining the accounting treatment for the liability, and include in your response, your considerations of paragraph 16 of SFAS 140.

Sunset Suits' response: The disclosure that gave rise to this question has been changed in light of the financial statements for the year ending December 31, 2008 and the restatement of the financial statements for the year ending December 31, 2007.

Note 16, Shareholders' Equity, page F-18

42. We note your transaction on May 2, 2008 in which Sunset Suits S.A. assumed control of ten saloons that were previously under the legal control of Sunset Suits Men's Fashion. Please tell us why you have recognized this transaction in the financial statements, as the transaction appears to be inter-company in nature in the combined financial statements. Please remove the December 31, 2007 credit to retained earnings, and the corresponding December 31, 2007 debit, along with the March 31, 2008 debit to retained earnings, and the March 31, 2008 credit to accounts payable. Alternatively, advise us of the specific guidance upon which you have relied in accounting for the transaction.

Sunset Suits' response: While we are not including unaudited periodic financial statements in Amendment No. 1 to the S-1, our consolidated financial statements for the years ended December 31, 2008 and 2007 properly account for this transaction.

US GAAP Combined Financial Statements, page F-21

For the Years Ended December 31, 2007 and 2006

43. For any changes made to your financial statements for the years ended December 31, 2007 and 2006, please make corresponding changes to your interim financial statements, and vice versa.

Sunset Suits' response: All adjustments to the our consolidated financial statements have been reflected in the relevant periods.

Report of Independent Registered Public Accounting Firm, page F-22

44. Section I000.08(n), Audit Firm Obligations with Respect to the Policies and Procedures of Correspondent Firms and of Other Members of International Firms or International Associations of Firms, of the PCAOB's Interim Quality Control Standards requires SECPS member firms to seek adoption of the procedures set forth in Appendix K of the AICPA's Practice Section Reference Manual. Please tell us the name and contact number of your U.S. GAAP filing reviewer, as described in Appendix K. You may find the applicable guidance at the following link: http://www.pcaobus.org/Standards/Interim-Standards/Quality_Control_Standards/SECPS_1000.08_Appendices_bookmarks. pdf#nameddest=k.

Sunset Suits' response: The contact information for our US GAAP filing reviewer is:

BDO Seidman, LLP
233 N. Michigan Ave. 25th Fl|chicago, Il 60601
External: +1-312-616-4657

Wendy Hambleton
E-mail: whambleton@bdo.com | Website: www.bdo.com

Combined Balance Sheets, page F-23

45. Please provide footnote disclosure describing the substantial decline in your accounts receivable balance from December 31, 2006 to December 31, 2007. Explain any significant write-off's incurred in fiscal 2007, and the corresponding line item to which they were charged on the Statements of Operations. Also, tell us how your change in accounts receivable flows through your Statements of Cash Flow for fiscal 2007.

Sunset Suits' response: The disclosure that gave rise to this question has been changed in light of the financial statements for the year ending December 31, 2008 and the restatement of the financial statements for the year ending December 31, 2007.

Combined Cash Flow, page F-26

46. Please confirm to us that there were no non-cash investing and financing transactions, or disclose such transactions pursuant to paragraph 32 of SFAS 95.

Sunset Suits' response: As the financial statements has been amended and the value of fixed assets contributed to the group was amended, there are no non-cash investing or financing transactions in the amended cash flow statements. The prior disclosure that gave rise to this comment has been changed in light of our consolidated financial statements for the years ended December 31, 2008 and 2007.

Note 2, Summary of Accounting Policies, page F-28

Revenue Recognition, page F-30

47. We note your wholesale sales are recognized either when products are shipped or upon acceptance by your customers. Please expand your disclosures to further describe the differing treatment for recognition and how you achieve cut-off by verifying customer acceptance in the event revenue is not recognized upon shipment. Clarify whether there is any difference between recognizing revenue when products are shipped compared to recognizing revenue when products are delivered. Tell us whether if you have recorded any sales incentives or other such items that partially reimburse your wholesalers for the cost of any promotion, Disclose your policy with regards to sales returns.

Sunset Suits' response: The statement that the sales are recognized on acceptance of the customer was an error. The entity's policies regarding the cut-off and sales returns have been amended. There are no sales incentives or promotions to the wholesalers. This error has been corrected in our consolidated financial statements for the years ended December 31, 2008 and 2007.

Shipping and handling cost, page F-31

48. Please disclose the amount of shipping handling costs included in selling expenses for each period presented.

Sunset Suits' response: Our consolidated financial statements for the years ended December 31, 2008 and 2007 disclose our shipping and handling costs for each period presented.

Note 6, Property, Plant and Equipment, page F-33

49. We note that you depreciate your leasehold improvements over 5 to 20 years. This period appears to exceed the life of your operating leases on your properties of 1 to 10 years, as disclosed on page F-38. Please tell us why you do not depreciate the leasehold improvements over the shorter of the improvements' economic lives or lease terms. Explain to us how you considered the guidance in paragraph 11(b) of SFAS 13 and EITF 05-06 in determining the amortization period for your leasehold improvements. Your response should address why lease renewals, if any, covering the 20 year period are reasonably assured.

Sunset Suits' response: Our leasehold improvements are depreciated over the shorter period of the improvements' economic lives or lease terms. The statement regarding the maximum 20 years for depreciation was a clerical error. Our consolidated financial statements for the years ended December 31, 2008 and 2007 do not contain this error.

Note 9, Income and Other Tax Payables, page F-35

50. Please revise your disclosures to include the specific due dates for both the overdue value added tax payable and the overdue social insurance tax, as agreed to with the Polish Tax Office and Polish Social Insurance Office, respectively.

Sunset Suits' response: Our consolidated financial statements for the years ended December 31, 2008 and 2007 have been prepared to include disclosure regarding the specific due dates for the overdue value added tax payable and the overdue social insurance tax.

51. It appears that you present valuation allowances as a deferred tax asset rather than a reduction of deferred tax assets. Please clarify for us how your presentation complies with the provisions of paragraph 17.e. of SFAS 109.

Sunset Suits' response: The indicated items relate to deferred tax asset recognized on negative deferred tax differences (i.e. provisions, valuations or accruals) and were wrongly presented in the note as "valuation allowances". Our consolidated financial statements for the years ended December 31, 2008 and 2007 have been prepared to correct this error.

Note 13, Long-Term Debt, page F-17

52. We note that your notes contain certain covenants. Please tell us if any of the covenants are financial in nature.

Sunset Suits' response: Our notes contain covenants which are financial in nature including. We have included this information in our consolidated financial statements for the years ended December 31, 2008 and 2007, and a table summarizing such information is located on Schedule B attached hereto.

Note 15, Commitments and Contingencies, page F-38

Troubled Debt Restructuring, page F-38

53. As a result of your bank settlements, we note that part of your defaulted interest was suspended. Tell us if this amount is now accrued on your balance sheet and explain why management is of the opinion that there is no risk of breaching the bank settlement agreement. Describe for us the conditions that could result in a breach of the settlements.

Sunset Suits' response: The suspended interest is not accrued on the balance sheet. According to the bank settlements, there is only one significant condition that would lead to breach the bank settlement agreement. This condition refers to untimely payment of interest on bank loans. Management is of the opinion that due to actions taken to alleviate the entity's liquidity through private placement, there is no risk to breach the bank settlement agreements, as the settled interest is being paid timely. The notes to our consolidated financial statements for the years ended December 31, 2008 and 2007 have been prepared accordingly.

Operating Leases, page F-38

54. Please revise your disclosures describing operating leases to comply fully with paragraph 16 of SFAS 13. Specifically state the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. It appears your sales outlets are leased for initial periods ranging from 5-10 years, as indicated in the Overview section of your Summary at page 2. In your disclosures at page F-38, it is unclear to us if the Group is obligated only for 3 months of each lease upon cancellation. Also, clarify your footnote to explain the '3 months rent payment default rule'.

Sunset Suits' response: Some of our lease agreements contain the 3 months period cancellation rule and there are others contain different periods. The notes to our consolidated financial statements for the years ended December 31, 2008 and 2007 have been prepared to include a clear discussion regarding these periods.

Note 18. Business Segment Geographic Area Information, page F-39

55. Please revise your segment footnote to include all required disclosures described in paragraphs 25-31 of SFAS 131. For example, we note that you do not disclose total assets by segment.

Sunset Suits' response: The segment information relating to disclosure of segment assets has been presented in our consolidated financial statements for the years ended December 31, 2008 and 2007.

56. We note your Wholesale segment operates with third-party departments and other foreign stores. Please tell us whether any of the sales of the Wholesale segment are with stores owned by Mr. Kranik. If so, provide the related party disclosures set forth by SFAS 57.

Sunset Suits' response: The wholesale to "other" segment consists of sales to 17 stores owned by Mr. Kranik and to one foreign entity that is not related with Mr. Kranik. The proper disclosures according to SFAS 57 has been provided in our consolidated financial statements for the years ended December 31, 2008 and 2007.

Part II

Undertakings, page 11-4

57. Please revise this section so that the undertakings you include are similar to the undertakings in Item 512 of Regulation S-K. For instance, you state; "The undersigned registrant hereby undertakes to: File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to ..." Based on your disclosure throughout the prospectus, you will not be offering and selling securities. But the exact language in Item 512(a)(1) appears to cover the transaction you are registering.

Sunset Suits' response: We have revised the registration statement to include the disclosure provided by Item 512(a)(1) of Regulation S-K.

58. Please include the undertakings required by Item 512(h) of Regulation S-K, or advise.

Sunset Suits' response: We have revised the registration statement to include the undertakings required by Item 512(h).

59. Please file as an exhibit the Call Agreement referenced in Exhibit 10.13, or advise.

Sunset Suits' response: We have revised the registration statement to include as an exhibit the Call Agreement referenced in Exhibit 10.13.

Signatures

60. Please have your controller or principal accounting officer sign the registration statement. See Instruction 1 to Form S-1.

Sunset Suits' response: We have revised the Registration Statement to include the signature of our principal accounting officer.

*****

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8158.

Sincerely,

Sunset Suits Holdings, Inc.

By: /s/ Mirosław Kranik
        Mirosław Kranik
        Chief Executive Officer

Schedule A

Significance Test According to Rule 1-02(w) of Regulation S-X

	(1) The registrant's and its other subsidiaries' investments in and advances to the subsidiary		(2) Share of the total assets (after intercompany eliminations)		(3) The income from continuing operations before income taxes	
	Total investment in potential subsidiaries as proportion of Sunset		**Share of potential subsidiary assets as proportion of total Sunset Suits Holding**		**Share of potential subsidiary income from continuing operations before taxes**	

	Suits Holdings Group total assets		Group assets (after inter company eliminations).		as proportion of total Sunset Suits Holding Group income from coninuing operations before income taxes	
	31.12.2008		**31.12.2008**		**31.12.2008**	
	USD	Proportion	USD	Proportion	USD	Proportion
Sunset Suits consolidated	23,813,000	100.0%	23,813,000	100.0%	1,774,000	100.0%
Sunset Suits Bohemia s.r.o. (Czech Republic)	-	0.0%	1,602,694	6.7%	146,287	8.2%
UAD Sunset Vilnius (Lithuania)	-	0.0%	628,634	2.6%	83,569	4.7%
SIA Sunset Riga (Latvia)	-	0.0%	221,986	0.9%	26,097	1.5%
OU Posnania (Estonia)	-	0.0%	40,777	0.2%	- 37,706	-2.1%

Schedule B

Loan Facilities

The following table illustrates our credit facilities and the outstanding loan balance as of December 31, 2008:

Lender	ING Bank Śląski S.A.	Bank Gospodarki Żywnościowej S.A.	Bank Gospodarki Żywnościowej S.A.	Bank Wspólpracy Europejskiej S.A.	Bank Wspólpracy Europejskiej S.A.	Bank Wspólpracy Europejskiej S.A.
Governing Agreement	Credit Agreement, dated March 1, 2000, as amended by a Restructuring Agreement,	Credit Agreements, dated October 3, 2000 and October 6, 2000, as amended by the	Credit Agreement dated February 28, 2000 as amended by the Restructuring	Credit Agreement, dated December 30, 1997, as amended	Credit Agreement, dated April 12, 1998, as amended	Credit Agreement, dated November 1, 2000, as amended

	dated February 2, 2007, and assumed pursuant to the Assumption Agreement, dated February 8, 2007.	Restructuring Agreement, August 19, 2005, and assumed pursuant to the Assumption Agreement, dated May 15, 2007.	Agreement, August 19, 2005, and assumed pursuant to the Assumption Agreement, dated May 15, 2007.			
Maturity Date	The loan is payable in monthly installments and matures on December 29, 2011.	The loan is payable in monthly installments and matures on December 31, 2013.	The loan is payable in monthly installments and matures on December 31, 2013.	The loan is payable in monthly installments and matures on January 21, 2012.	The loan is payable in monthly installments and matures on January 21, 2012.	The loan is payable in monthly installments and matures on January 21, 2012.
Interest Rate	1 month WIBOR+2% (Interest in the amount of 2,408,356.45 PLN (approximately $1,016,184) will be forgiven if the loan is paid in full on the maturity date)	3 month LIBOR+2.5% (If the loan is paid in full on the maturity date, then the following interest will be forgiven: (i) the interest due as of the date that the Assumption Agreement was entered into in the amount of $503,652.66 USD and 3,162,360.00 PLN (approximately $1,334,329) and (ii) the interest due for the period from August 19,	3 month WIBOR+1.5% (If the loan is paid in full on the maturity date, then the following interest will be forgiven: (i) the interest due as of the date that the Assumption Agreement was entered into in amount of 1,739,580.10 PLN (approximately $734,000) and (ii) the interest due for the period from August 19, 2005 through	1 month LIBOR+2.6% (If the loan is paid in full on the maturity date, then the following interest will be forgiven: the interest due as of the date the Assumption Agreement was entered into in the amount of $2,066.22 USD)	1 month LIBOR+3% (If the loan is paid in full on the maturity date, then the following interest will be forgiven: the interest due as of the date the Assumption Agreement was entered into in the amount of 66,844.85 PLN (approximately $28,204.58))	1 month LIBOR+3% (If the loan is paid in full on the maturity date, then the following interest will be forgiven: the interest due as of the date the Assumption Agreement was entered into in the amount of $8,421.87 USD)

		2005 through August 8, 2007)	August 8, 2007)			
<u>Covenants and Restrictions</u>	●Cash flows on the Company's account should be in proportion to the percentage of the bank's financing of the Company;	●Cash flows on the Company's account may not be lower than the bank's financing of the Company;	●Cash flows on the Company's account should be not lower than the bank's financing of the Company;	●Bank consent required for new encumbrances, which will exceed the amount of encumbrances existing as of the date of the agreement.	●Bank consent required for new encumbrances, which will exceed the amount of encumbrances existing as of the date of the agreement.	●Cash flows on the Company's account shall equal at least 15% of the current revenues.
	●Bank consent is required when the investments exceed PLN 200,000 (approximately $84,388); ●No guarantee shall be made nor any liability incurred without prior consent of the bank; ●The Company may not take up any loan or credit without the consent of the bank; ●The entire	●Bank consent is required for sale or encumbrance of any assets which constitute collateral under the Credit Agreement; ●Bank consent required for any change to the legal form in which the Company runs its business; ●Accession to debt of AC Market Sp. z o.o. and Sunset Textile Ewelina-Ligocka	● Bank consent is required for sale or encumbrance of any assets which constitute collateral under the Credit Agreement; ●Valuation of collateral provided to be made on Company's cost from time to time as required by the Bank; ● Accession to debt of AC Market Sp. z o.o. and Sunset Textile Ewelina-Ligocka Kranik and			

profit should be added to the company's own capital;

●Renewal of the insurance policies of the assets serving as collateral;

●Bank consent is required for any further encumbranes of the assets of the Company;

●The Company shall assure the equal ranking (pari passu) of the bank's claims and the claims of its other creditors;

●Company must satisfy payment obligations arising from access to the debt of ZPW 9 MAJA and MARPOL Sp. z o.o.

●The debtor shall assure the equal ranking (pari passu) of the bank's

Kranik and satisfaction of payment obligations arising thereunder.

satisfaction of payment obligations arising thereunder.

claims resulting from the guarantees for ZPW 9 MAJA and MARPOL Sp. z o.o. and claims from the other guarantees issued for other creditors.

Principal Amount of Loan	PLN Denominated Loan Amount: 5,387,201.10 PLN (approximately $2,273,080)	USD Denominated Loan Amount: $4,714,554.66 USD	PLN Denominated Loan Amount: 3,045,046.22 PLN (approximately $1,284,829)	USD Denominated Loan Amount $136,137.93 USD	PLN Denominated Loan Amount: 4,403,955.15 PLN (approximately $1,858,209)	USD Denominated Loan Amount: $554,862.53 USD
Principal Amount Outstanding	3,270,366.53 PLN (approximately 1,104,182.10 USD)	3,220,424.27 USD	1,954,076.57 PLN (approximately 659,759.80 USD)	100,566.13 USD	3,274,790.37 PLN (approximately 1,105,675.73 USD)	410,598.71 USD
Accrued Interest Outstanding		611,373.12 USD	329,057.44 PLN (approximately 111,100.49 USD)			
Total Outstanding	3,270,366.53 PLN (approximately 1,104,182.10 USD)	3,831,797.39 USD	2,283,134.01 PLN (approximately 770,860.29 USD)	100,566.13 USD	3,274,790.37 PLN (approximately 1,105,675.73 USD)	410,598.71 USD